Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT ON CONNECTED TRANSACTIONS

The Board announces that on 27 March 2009, Sinopec Corp. and Sinopec Sales & Industrial Company entered into eight Property Right Wholly Transfer Agreements, pursuant to which Sinopec Corp. will acquire from Sinopec Sales & Industrial Company its property rights of the Eight Oil Product Pipeline Project Divisions. The Board announces that on 27 March 2009, Sinopec Corp. and Sinopec Group Company entered into an Equity Transfer Agreement, pursuant to which Sinopec Corp. will acquire from Sinopec Group Company its 100% state-owned equity interest in Qingdao Petrochemical.

The Board announces that on 27 March 2009, Sinopec Corp. and Asset Management Company entered into an Equity Transfer Agreement, pursuant to which Sinopec Corp. will acquire from Asset Management Company its 41.99% state-owned equity interest in Shijiazhuang Chemical Fiber.

The Board announces that on 27 March 2009, Sinopec Corp. and Shengli Petroleum & Chemical Construction entered into an Asset Transfer Agreement, pursuant to which Sinopec Corp. will acquire from Shengli Petroleum & Chemical Construction its Submarine Pipeline and Cable Testing and Maintenance Devices

The Board announces that on 27 March 2009, Sinopec Corp. and Asset Management Company entered into an Asset Transfer Agreement, pursuant to which Sinopec Corp. will acquire from Asset Management Company its Certain Assets of Shijiazhuang Branch Company.

The Board also announces that on 27 March 2009, Sinopec Corp. and Asset Management Company entered into an Asset Transfer Agreement, pursuant to which Sinopec Corp. will dispose Jinling Branch Company Fertilizer Equipments to Asset Management Company.

The consideration for the Acquisition is RMB1,839.38 million (approximately HK$2,078.50 million) and the consideration for the Disposal is RMB157.47 million (approximately HK$177.94 million). Sinopec Corp. and Asset Management Company will pay for the consideration in cash respectively.

Sinopec Group Company is the controlling shareholder of Sinopec Corp., holding 75.84% of the issued share capital of Sinopec Corp. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, Sinopec Group Company (with its subsidiaries) constitutes a connected person of Sinopec Corp. (with its subsidiaries). The Target Assets for Acquisition are owned by Sinopec Group Company or its subsidiary, and the Target Assets for Disposal will be transferred to Asset Management Company of Sinopec Group Company. Accordingly, the Transaction constitutes a connected transaction under the Shanghai Listing Rules and the Hong Kong Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) applicable to the Transaction is below 2.5%, the Transaction shall comply with reporting and announcement requirement under Rule 14A.45 and Rule 14A.47 of the Hong Kong Listing Rules and is not subject to the approval of the independent shareholders of Sinopec Corp.

I          SUMMARY OF KEY INFORMATION

1         Transaction Details

The 27th Meeting of the Third Session of the Board was held on 27 March 2009, at which the “Proposal Concerning the Acquisition of the Property Rights of the Eight Oil Product Pipeline Project Divisions and Equity Interests and Certain Assets of Qingdao Petrochemical and Shijiazhuang Chemical Fiber from Sinopec Group

Company or its Subsidiaries and Disposal of Certain Assets” was considered and approved. According to the above proposal, Sinopec Corp. will acquire the property rights of the Eight Oil Product Pipeline Project Divisions and equity interests and certain assets of two limited liability companies (collectively, “Target Assets for Acquisition”) from Sinopec Group Company or its subsidiaries. Concurrently, Sinopec Corp. will also dispose certain assets held by Jinling Branch Company of Sinopec Corp. (“Target Assets for Disposal”) to Asset Management Company under Sinopec Group Company.

According to the Asset Valuation Reports issued by an independent asset valuation agency, as at the Valuation Date, being 31 December 2008, the aggregate appraised net value of the Assets for Acquisition amounts to RMB512.81 million (approximately HK$579.47 million), and the aggregated appraised net value of the Target Assets for Acquisition calculated on the basis of 41.99% equity interests in Shijiazhuang Chemical Fiber totals to RMB633.70 million (approximately HK$716.09 million). The consideration for the Acquisition is RMB1,839.38 million (approximately HK$2,078.50 million), amongst which, consideration for the property rights of the Eight Oil Product Pipeline Project Divisions is RMB771.15 million (approximately HK$871.40 million), consideration for the equity interests in the two limited liability companies is RMB1 (approximately HK$1.13) respectively, and consideration for the rest of the certain assets is RMB1,068.24 million (approximately HK$1,027.10 million).

According to the Asset Valuation Reports issued by an independent asset valuation agency, as at the Valuation Date, being 31 December 2008, the aggregate appraised value of the Target Assets for Disposal is RMB157.47 million (approximately HK$177.94 million ), whereas, the consideration for the Disposal is RMB157.47 million (approximately HK$177.94 million).

The Board has approved the execution of the eight Property Right Wholly Transfer Agreements, two Equity Transfer Agreements and three Asset Transfer Agreements by Sinopec Corp. with each vendor and purchaser.

2        Connected Persons Abstained from Voting

Sinopec Group Company is the controlling shareholder of Sinopec Corp., holding 75.84% of the issued share capital of Sinopec Corp. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, Sinopec Group Company (with its subsidiaries) constitutes a connected person of Sinopec Corp. (with its subsidiaries). The Target Assets for Acquisition are owned by Sinopec Group Company or its subsidiary, and the Target Assets for Disposal will be transferred to Asset Management Company of Sinopec Group Company. Accordingly, the Transaction constitutes a connected transaction under the Shanghai Listing Rules and the Hong Kong Listing Rules.

All the directors of Sinopec Corp. (including the independent directors) are of the view that the terms of the Acquisition and Disposal were based on normal commercial terms and the Transaction is part of the ordinary course of business of Sinopec Corp. The consideration for the Transaction and the terms of the agreements are fair and reasonable and are in the interests of Sinopec Corp. and its shareholders as a whole. Two directors of Sinopec Corp., Mr. Su Shulin and Mr. Zhou Yuan, both of whom are non-executive directors of the Company, being connected directors by virtue of their directorship in Sinopec Group Company, abstained from voting at the Board meeting at which the proposed Transaction was considered and voted by the Board.

3        Effects on Sinopec Corp.

Through the Transaction, Sinopec Corp. anticipates to expand operation scale and enhance core business competitiveness. The oil product pipelines to be acquired under this Transaction are of the most central and competitiveness in the entire marketing mechanism of oil products. It is of vital significance to the competitiveness of Sinopec Corp.´s service stations located in the middle and eastern regions of China with the most rigorously developing economies and to the improvement of industry chain. The acquisition of Qingdao Petrochemical is critical to the consolidation and enhancement of Sinopec Corp.´s competitiveness at Bo Hai Gulf, and to the optimization of industrial structuring. Qingdao Petrochemical´s earning potential can be further developed after the acquisition accompanying the pricing reform of oil products. The acquisition of other equity interests and assets is a critical step in our business strategies, which are important to the elevation of the overall strength of the Company and its ability to respond to the development cycles of the industry.

Through the Transaction, Sinopec Corp. may effectively avoid potential competitions with Sinopec Group Company, and also reduce the amount of continuing connected transactions with Sinopec Group Company. The oil product pipelines and Qingdao Petrochemical to be acquired under this Transaction are both core assets of Sinopec Corp, the sourcing and marketing of which were both made through the Company. Upon completion of the Transaction, the amount of continuing connected transactions in respect of sale of goods and provision of labour services to Sinopec Group Company as well as purchase of goods and receipt of labour services from Sinopec Group Company will be reduced effectively. Competition between Sinopec Corp. and Sinopec Group Company will be further relieved.

Through the Transaction, management system between Sinopec Corp. and subjects of Acquisition will be further rationalized and management efficiency will be increased. Simultaneously, the synergy of production, operation, management and sales will be achieved.

4         Issues that Require the Attention of Investors

(1)
Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, the Acquisition and Disposal constitute connected transactions under both the Shanghai Listing Rules and the Hong Kong Listing Rules. The Transaction was approved by the Board, whereas, the connected directors abstained from voting at the Board meeting.

(2)
The financial data relating to the Transaction, including the balance sheets and the income statements of target assets were prepared in accordance with the China Enterprise Accounting Rules. In the financial reports of the Target Assets for Acquisition and the Target Assets for Disposal, there is no material inconsistency in the values of the net asset and net profits whether prepared in accordance with China Enterprise Accounting Rules or prepared in accordance with the International Financial Reporting Rules.

(3)
The eight Property Right Wholly Transfer Agreements, two Equity Transfer Agreements and three Asset Transfer Agreements entered into between Sinopec Corp. and each party are independent of each other. Any failure to perform one agreement shall not in any way affect the validity and performance of other agreements.

(4)
Under the Transaction, the acquisition of Qingdao Petrochemical and Shijiazhuang Chemical Fiber requires the approval of SASAC concerning the grant of exemption from performing the procedures for the public trading of property rights. The Asset Valuation Reports in respect of the acquisition of Qingdao Petrochemical and Shijiazhuang Chemical Fiber will also be required to be filed with the SASAC. The transfer of such equity interests is subject to the approval of the SASAC; The Asset Valuation Reports in respect of the acquisition of the Eight Oil Product Pipeline Project Divisions and other assets have been filed with Sinopec Group Company, but the transfer of the Eight Oil Product Pipeline Project Divisions and other assets is subject to the approval of Sinopec Group Company. In addition, the Transaction will only be completed after the condition precedents set out in the relevant agreements have been satisfied.

II        SUMMARY OF THE CONNECTED TRANSACTIONS

1        Main Contents of the Connected Transactions

(1)     Target Assets for Acquisition

On 27 March 2009, Sinopec Corp. and Sinopec Group Company as well as Sinopec Sales & Industrial Company, Asset Management Company and Shengli Petroleum & Chemical Construction under Sinopec Group Company entered into respectively the following agreements in relation to the agreed transfer of equity interests or assets:

Agreement	Target Asset	Vendor	Purchaser
Property Right Wholly Transfer Agreement	Property right of Beijing Pipeline Project Division	Sinopec Sales & Industrial Company	Sinopec Corp.
Property Right Wholly Transfer Agreement	Property right of North China Pipeline Project Division	Sinopec Sales & Industrial Company	Sinopec Corp.
Property Right Wholly Transfer Agreement	Property right of An He Pipeline Project Division	Sinopec Sales & Industrial Company	Sinopec Corp.
Property Right Wholly Transfer Agreement	Property right of Hunan Pipeline Project Division	Sinopec Sales & Industrial Company	Sinopec Corp.
Property Right Wholly Transfer Agreement	Property right of Jin Jia Hu Pipeline Project Division	Sinopec Sales & Industrial Company	Sinopec Corp.

Property Right Wholly Transfer Agreement	Property right of Lu Wan Pipeline Project Division	Sinopec Sales & Industrial Company	Sinopec Corp.
Property Right Wholly Transfer Agreement	Property right of Pearl Delta Pipeline Project Division	Sinopec Sales & Industrial Company	Sinopec Corp.
Property Right Wholly Transfer Agreement	Property right of Henan Pipeline Project Division	Sinopec Sales & Industrial Company	Sinopec Corp.
Equity Transfer Agreement	100% equity interest in Qingdao Petrochemical	Sinopec Group Company	Sinopec Corp.
Equity Transfer Agreement	41.99% equity interest in Shijiazhuang Chemical Fiber	Asset Management Company	Sinopec Corp.
Asset Transfer Agreement	Submarine Pipeline and Cable Testing and Maintenance Devices	Shengli Petroleum & Chemical Construction	Sinopec Corp.
Asset Transfer Agreement	Certain Assets of Shijiangzhuang Branch Company	Asset Management Company	Sinopec Corp.

Upon completion of the Acquisition, Sinopec Corp. will hold the property rights of the Eight Oil Product Pipeline Project Divisions, 100% state-owned equity interests in Qingdao Petrochemical and Shijiazhuang Chemical Fiber, and Submarine Pipeline and Cable Testing and Maintenance Devices and the ownership of Certain Assets of Shijiazhuang Branch Company.

(2)      Target Assets for Disposal

On 27 March 2009, Sinopec Corp. and Asset Management Company entered into an Asset Transfer Agreement in respect of the Target Assets for Disposal, under which Asset Management Company agrees to acquire the Jinling Branch Company Fertilizer Equipments owned by Jinling Branch Company of Sinopec Corp. Upon completion of the Disposal, Sinopec Corp. will no longer hold the ownership of the Jinling Branch Company Fertilizer Equipments.

2        Connected Relationship

As a controlling shareholder of the Company, Sinopec Group Company holds 75.84% of the issued share capital of Sinopec Corp. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, Sinopec Group Company (with its subsidiaries) constitutes a connected person of Sinopec Corp. (with its subsidiaries). The Target Assets for Acquisition are held by Sinopec Group Company, Sinopec Sales & Industrial Company, Asset Management Company or Shengli Petroleum & Chemical Construction (any one of the three is directly or indirectly wholly owned by Sinopec Group Company); the Target Assets for Disposal will be transferred to Asset Management Company. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, the Acquisition and Disposal will constitute connected transactions under the Shanghai Listing Rules and the Hong Kong Listing Rules.

On 26 June 2008, Sinopec Corp. acquired certain downhole operation assets and operations of maintenance nature and related liabilities from six legal entities under Sinopec Group Company. Please refer to the announcement dated 26 June 2008 for details. Due to its independent and different nature from the previous transaction, this Transaction will not be calculated in aggregation with the previous transaction under the Shanghai Listing Rules or Rule 14A.25 of the Hong Kong Listing Rules. Apart from the previous transaction, Sinopec Corp. has not engaged in any transaction with the vendors or the ultimate beneficial owners of the vendors, which would be otherwise required to be calculated on aggregation basis under Rule 14A. 25 of the Hong Kong Listing Rules.

3         Information on the Review and Approval of the Connected Transactions

The Transaction was considered and approved at the 27th Meeting of the Third Session of the Board. The Board considered and reviewed the Transaction and the independent directors provide their independent opinions in relation to the Transaction at the meeting. All the connected directors abstained from the reviewing and the voting while all the non-connected directors, including the independent directors, approved the Transaction unanimously.

As the consideration for the Transaction is lower than 5% of the net value of Sinopec Corp. as latest audited, the Transaction is only subject to the approval of the Board and not subject to the approval of the general meeting of shareholders under the Shanghai Listing Rules. As each of the percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) applicable to the Transaction is below 2.5%, the Transaction shall comply with reporting and announcement requirement under Rule 14A. 45 and Rule 14A.47 of the Hong Kong Listing Rules and is not subject to the approval of the independent shareholders of Sinopec Corp.

4         Approval to be Obtained and other Issues

Under the Transaction, the acquisition of Qingdao Petrochemical and Shijiazhuang Chemical Fiber requires the approval of SASAC concerning the grant of exemption from performing the procedures for the public trading of property rights. The Asset Valuation Reports in respect of the acquisition of Qingdao Petrochemical and Shijiazhuang Chemical Fiber will also be required to be filed with the SASAC. The transfer of such equity interests is subject to the approval of the SASAC; The Asset Valuation Reports in respect of the acquisition of the Eight Oil Product Pipeline Project Divisions and other assets have been filed with Sinopec Group Company, but the transfer of the Eight Oil Product Pipeline Project Divisions and other assets is subject to the approval of Sinopec Group Company. In addition, the Transaction will only be completed after the condition precedents set out in the relevant agreements have been satisfied.

III       INFORMATION OF THE PARTIES TO THE TRANSACTION

1         Information on the Company

Sinopec Corp. is an integrated energy and chemical company with upstream, midstream and downstream operations and it is the first PRC company publicly listed on the stock exchanges of Hong Kong, Shanghai, New York and London. The principal operations of Sinopec Corp. and its subsidiaries include:

(1)	Exploring for, developing, producing and trading of crude oil and natural gas;

(2)	Processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing of refined oil products; and

(3)	Producing, distributing and trading of chemical products.

2         Information on Sinopec Group Company

Sinopec Group Company was established in July 1998, and it is an authorized investment organization with a registered capital of RMB130.645104 billion. Its controlling shareholder is the state. Upon reorganization in 2000, Sinopec Group Company transferred its principal petrochemical business to Sinopec Corp., while Sinopec Group Company continues to operate the remaining petrochemical facilities and small-scale oil refineries. It also provides services in well-drilling, well-measuring, under-well operation, production equipments manufacturing and maintenance, engineering construction as well as the utility projects such as water, electricity, and social services.

3         Information on Asset Management Company

Asset Management Company was established on 7 December 2005, which is granted a Business License by the State Administration for Industry and Commerce with business registration number 100000000039946（4-1）. The registered address is at 12/F, 22 Chaoyangmenbei Avenue, Chaoyang District, Beijing. The legal representative is Li Chunguang. The registered capital of RMB30 billion and the paid-up capital is RMB30 billion. Its economic nature is a wholly state-owned limited liability company.

4         Information on Sinopec Sales & Industrial Company

Established on 15 July 2002, Sinopec Sales & Industrial Company holds a Business License issued by Beijing Administration for Industrial and Commerce with business registration number 1100001256757. Its registered address is at 10 Dongjingji Road, Xicheng District, Beijing and its legal representative is Zhang Haichao. It has a registered capital of RMB560 million.

5         Shengli Petroleum & Chemical Construction

Shengli Petroleum & Chemical Construction is a controlled subsidiary of Shengli Petroleum Administrative Bureau of Sinopec Group Company. Established on 29 September 2001, Shengli Petroleum & Chemical Construction holds a Business License issued by Administration for Industry and Commerce with registration number 370500018045062. Its registered address is at 324 Xisi Road, Dongying District, Dongying City. Its legal representative is Sang Yunshui. The registered capital and paid-up capital is RMB104.71 million, respectively. Shengli Petrochemical Administration of Sinopec Group Company is a duly incorporated state-owned enterprise legal person, with registered address at 258 Jinan Road, Dongying District, Dongying City, Shangdong Province. Its legal representative is Wang Lixin and its registered capital is RMB11.37614 billion. It holds about 71% of the equity interest in Shengli Petroleum & Chemical Construction.

IV       INFORMATION ON TARGET ASSETS FOR ACQUISITION

1         Overview

The Target Assets for Acquisition involved in this Transaction include:

(i)	property rights of the Eight Oil Product Pipeline Project Divisions held by Sinopec Sales & Industrial Company;

(ii)	100% state-owned equity interest held by Sinopec Group Company in Qingdao Petrochemical;

(iii)	41.99% state-owned equity interest held by Asset Management Company in Shijiazhuang Chemical Fiber;

(iv)	Submarine Pipeline and Cable Testing and Maintenance Devices owned by Shengli Petroleum & Chemical Construction; and

(v)	Certain Assets of Shijiazhuang Branch Company held by Shijiazhuang Branch Company.

In accordance with the Financial Statements prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited consolidated financial data of the Assets for Acquisition are as follows:
Unit: Millions RMB

Target Assets	Total Assets	Total Liabilities	Shareholders´ Interests
Property rights of the Eight Oil Product Pipeline Project Divisions	7,154.53	6,387.09	767.44
Qingdao Petrochemical*	4,381.81	5,918.98	-1,537.17
Shijiazhuang Chemical Fiber**	1,564.75	2,527.47	-962.72
Submarine Pipeline and Cable Testing and Maintenance Devices	53.12	0.00	53.12
Certain Assets of Shijiazhuang Branch Company	371.35	0.00	371.35
Total	13,525.56	14,833.54	-1,307.98

Note:

*	the audited data of Qingdao Petrochemical are the account data of its parent company.

**	the assets, liabilities and shareholders´ interests of Qingdao Petrochemical and Shijiazhuang Chemical Fiber in above table are audited results calculated on the basis of 100% equity interests.

Beijing Grand Sherman Appraisal Limited and Zhong Shui Assets Appraisal Co., Ltd., both of which are qualified to engage in securities business within China, appraised the Target Assets for Acquisition and issued separate Asset Valuation Reports (to be filed with SASAC or Sinopec Group Company). According to the Asset Valuation Reports, as at the Valuation Date, the preliminary appraisal values of the Assets for Acquisition are as follows:

Unit: Millions RMB

Target Assets	Total Assets	Total Liabilities	Net Assets
Property rights of the Eight Oil Product Pipeline Project Divisions	7,158.24	6,387.09	771.15
Qingdao Petrochemical*	4,797.26	5,915.43	-1,118.17
Shijiazhuang Chemical Fiber*	2,319.06	2,527.47	-208.41
Submarine Pipeline and Cable Testing and Maintenance Devices	60.36	0.00	60.36
Certain Assets of Shijiazhuang Branch Company	1,007.88	0.00	1,007.88
Total	15,342.80	14,829.99	512.81

Note:

*	the assets, liabilities and shareholders´ interests of Qingdao Petrochemical and Shijiazhuang Chemical Fiber in above table are audited results calculated on the basis of 100% equity interests.

2         Detailed Information of the Target Assets for Acquisition

(1)      Property Rights of the Eight Oil Product Pipeline Project Divisions

(i)       Overview

The Eight Oil Product Pipeline Project Divisions were invested by Sinopec Sales & Industrial Company and therefore the property rights of the Eight Oil Product Pipeline Project Divisions are owned by Sinopec Sales & Industrial Company.

In accordance with the Financial Statements (Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-03, Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-04, Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-05, Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-06, Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-07, Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-09, Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-08 and Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-10) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, as at the Audit Date, the audited consolidated financial data of the Eight Oil Product Pipeline Project Divisions for the years ended 31 December 2007 and 31 December 2008 are as follows:

Balance Sheet

Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Total current assets	78.26	396.07
Total Non-current assets	7,076.27	6,863.99
Total assets	7,154.53	7,260.06
Total current liabilities	6,387.09	6,471.64
Total non-current liabilities	0	0
Total liabilities	6,387.09	6,471.64
Total shareholders´ interests	767.44	788.42
Total liabilities and shareholders´ interests	7,154.53	7,260.06

Income Statement

Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Income	674.40	374.26
Total cost	674.28	374.11
Operation profit	0.12	0.15
Total profit	0.12	0.15
Income tax	0.03	0.07
Net profit	0.09	0.08

In accordance with the Asset Valuation Reports (Zhong Zheng Ping Bao Zi [2009] No. 010-1, Zhong Zheng Ping Bao Zi [2009] No. 010-2, Zhong Zheng Ping Bao Zi [2009] No. 010-3, Zhong Zheng Ping Bao Zi [2009] No. 010-4, Zhong Zheng Ping Bao Zi [2009] No. 010-5, Zhong Zheng Ping Bao Zi [2009] No. 010-6, Zhong Zheng Ping Bao Zi [2009] No. 010-7 and Zhong Zheng Ping Bao Zi [2009] No. 010-8) prepared by Beijing Grand Sherman Appraisal Limited by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of the property rights of the Eight Oil Product Pipeline Project Divisions are as follows:
Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	7,023.61	7,023.61	7,030.42	6.81	0.10%
Total assets	7,154.53	7,154.53	7,158.24	3.71	0.05%
Total liabilities	6,387.09	6,387.09	6,387.09	—	0.00%
Net assets	767.44	767.44	771.15	3.71	0.48%

(ii)      Property Right of Beijing Pipeline Project Division

(a)      General Information of Beijing Pipeline Project Division

Beijing Pipeline Project Division holds a Business License issued by Beijing Administration for Industry and Commerce on 5 September 2005 (Registration No.: 1101061890344). The business address is at 88 Nangangwa, Fengtai District, Beijing. The director is Ni Jin. It was established on 5 September 2005. The business scope of Beijing Pipeline Project Division includes “no engagement in conducts prohibited by laws, regulations and the State Council; may engage in conducts conferred by laws, regulations or the State Council subject to approval from the competent authorities and registration at the Administration for Industry and Commerce; may discretionarily determine to engage in selected business activities unofficially provided in laws, regulations and the State Council”.

The primary responsibilities of Beijing Pipeline Project Division are to prepare and construct oil product and aviation fuel pipeline and complement oil depot project in Beijing, and to be responsible for total investment amount, construction quality, construction progress, construction management, production preparations, project finalization and delivery. Within the scope of wholly transfer of property right under this Transaction, Beijing oil product pipeline project consist of Beijing oil product pipeline, Changxindian-Beijing Capital Airport aviation fuel pipeline and Changxindian oil depot facilities.

(b)       Financial Data

In accordance with the Financial Statements (Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-08) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, the audited consolidated financial data of Beijing Pipeline Project Division for the years ended 31 December 2007 and 31 December 2008 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Total current assets	19.37	1.69
Total Non-current assets	899.78	912.45
Total assets	919.15	914.14
Total current liabilities	465.19	306.16
Total non-current liabilities	0	0
Total liabilities	465.19	306.16
Total shareholders´ interests	453.96	607.98
Total liabilities and shareholders´ interests	919.15	914.14

Income Statement
Unit: Ten Thousand RMB

Item	As at 31 December 2008	As at 31 December 2007
Income	4,591.00	1,627.00
Total cost	4,590.92	1,607.77
Operation profit	0.08	20.23
Total profit	0.08	20.23
Income tax	0.02	6.68
Net profit	0.06	13.56

In accordance with the Asset Valuation Reports in respect of Transfer of Beijing Oil Pipeline Project Division by Sinopec Sales & Industrial Company (Zhong Zheng Ping Bao Zi [2009] No. 010-5) prepared by Beijing Grand Sherman Appraisal Limited by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of the property rights of Beijing Pipeline Project Division are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	899.78	899.78	906.82	7.04	0.78%
Total assets	919.15	919.15	926.19	7.04	0.77%
Total liabilities	465.19	465.19	465.19	—	0%
Net assets	453.96	453.96	461.00	7.04	1.55%

The appraised value of property right of Beijing Pipeline Project Division to be acquired under this Transaction is RMB461.00 million (approximately HK$523.93 million).

(iii)     Property Right of North China Pipeline Project Division

(a)      General Information of North China Pipeline Project Division

North China Pipeline Project Division holds a Business License (registration number 1200001191592) issued by Tianjin Administration for Industry and Commerce on 19 October 2005. The business address is at 31/F Jin Huang Plaza, 20 Nanjing Road. Hexi District, Tianjin City. The director is Li Ruhe. It was established on 19 October 2005. The business scope includes investment, construction, maintenance and rental of oil pipeline, oil storage tank and related facilities (any projects within the above scope which may require special license or permit from the State, shall comply with related regulations).

The primary responsibilities of North China Pipeline Project Division are the preparation, construction, provision for productions, project finalization and delivery and other related work, and also investment management, safety issues, progress and quality control and contract management. Within the scope of the wholly transfer of property right under this Transaction, North China oil product pipeline is in a total length of 316 kilometres.

(b)       Financial Data

In accordance with the Financial Statements in respect of Proposed Transfer of North China Oil Product Pipeline Project Division by Asset Management Company (Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-10) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, the audited financial data of North China Pipeline Project Division for the years ended 31 December 2007 and 31 December 2008 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Total current assets	1.15	1.98
Total Non-current assets	623.41	562.27
Total assets	624.56	564.26
Total current liabilities	613.03	563.28
Total non-current liabilities	0	0
Total liabilities	613.03	563.28
Total shareholders´ interests	11.53	0.98
Total liabilities and shareholders´ interests	624.56	564.26

Income Statement
Unit: Ten Thousand RMB

Item	As at 31 December 2008	As at 31 December 2007
Income	5,996.00	0
Total cost	5,995.00	0
Operation profit	0.49	0
Total profit	0.49	0
Income tax	0.12	0
Net profit	0.37	0

In accordance with the Asset Valuation Reports in respect of Transfer of North China Oil Product Pipeline Project Division by Asset Management Company (Zhong Zheng Ping Bao Zi [2009] No. 010-8) prepared by Beijing Grand Sherman Appraisal Limited by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of the property rights of North China Pipeline Project Division are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	590.75	590.75	583.01	-7.73	-1.31%
Total assets	624.56	624.56	616.83	-7.73	-1.24%
Total liabilities	613.03	613.03	613.03	0	0%
Net assets	11.53	11.53	3.80	-7.73	-67.07%

The appraised value of property right of North China Pipeline Project Division to be acquired under this Transaction is RMB3.80 million (approximately HK$4.29 million).

(iv)     Property Right of An He Pipeline Project Division

(a)      General Information of An He Pipeline Project Division

An He Pipeline Project Division holds a Business License (registration number 3400001502337) issued by Anhui Administration for Industry and Commerce on 14 March 2006. The business address is at 301 Tunxi Rd. Baohe District, Hefei City. The director is Rui Jiqiang. It was established on 14 March 2006. The business scope includes overall management of the construction of oil product pipeline between Anqing and Hefei.

The primary responsibilities of An He Pipeline Project Division are the overall control of total investment amount, project quality, project progress and construction management and the overall responsibilities in relation to the construction, production preparation, project finalization and delivery of the oil product pipelines and related oil storage tank projects. Within the scope of the wholly transfer of property right under this Transaction, Anqing Pipeline Project is in a total length of 172 kilometres.

(b)       Financial Data

In accordance with the Financial Statements in respect of Proposed Transfer of An He Oil Product Pipeline Project Division by Sinopec Sales & Industrial Company (Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-05) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, the audited financial data of An He Pipeline Project Division for the years ended 31 December 2007 and 31 December 2008 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Total current assets	1.75	8.62
Total Non-current assets	152.81	163.27
Total assets	154.56	171.89
Total current liabilities	145.18	169.06
Total non-current liabilities	0	0
Total liabilities	145.18	169.06
Total shareholders´ interests	9.38	2.83
Total liabilities and shareholders´ interests	154.56	171.89

Income Statement
Unit: Ten Thousand RMB

Item	As at 31 December 2008	As at 31 December 2007
Income	1,680.00	0
Total cost	1,679.30	0
Operation profit	0.70	0
Total profit	0.70	0
Income tax	0.17	0
Net profit	0.52	0

In accordance with the Asset Valuation Reports in respect of Transfer of An He Oil Product Pipeline Project Division by Sinopec Sales & Industrial Company (Zhong Zheng Ping Bao Zi [2009] No. 010-3) prepared by Beijing Grand Sherman Appraisal Limited by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of the property rights of An He Pipeline Project Division are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	152.81	152.81	155.16	2.34	1.53%
Total assets	154.56	154.56	156.90	2.34	1.52%
Total liabilities	145.18	145.18	145.18	0	0.00%
Net assets	9.38	9.38	11.73	2.34	24.97%

The appraised value of property right of An He Pipeline Project Division to be acquired under this Transaction is RMB11.73 million (approximately HK$13.25 million).

(v)       Property Right of Hunan Pipeline Project Division

(a)      General Information of Hunan Pipeline Project Division

Hunan Pipeline Project Division holds a Business License (registration number 430100000068540) issued by Changsha Administration for Industry and Commerce on 25 August 2008. The business address is at Suite 201 & 203, Building 9, Hunan Provincial Petroleum Corp., 113 Xiangchun Road. Kaifu District, Changsha City. The director is Zeng Zhijun. It was established on 28 October 2005. The business scope includes any business activities under the licensed business scope of the parent company (subject to administrative decrees, as applicable).

The primary responsibilities of Hunan Pipeline Project Division are the overall control of the preparation, construction, production preparation, project finalization and delivery of Hunan oil product pipeline. Hunan Pipeline Project Division shall be responsible for total investment amount, project quality, project progress and construction management. Within the scope of the wholly transfer of property right under this Transaction, Hunan oil product pipeline project is oil product pipeline project between Changling and Zhuzhou.

(b)       Financial Data

In accordance with the Financial Statements in respect of Proposed Transfer of Hunan Oil Product Pipeline Project Division by Sinopec Sales & Industrial Company (Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-09) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, the audited financial data of Hunan Pipeline Project Division for the years ended 31 December 2007 and 31 December 2008 are as follows:

Balance Sheet

Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Total current assets	0.21	156.76
Total Non-current assets	598.09	273.20
Total assets	598.30	429.95
Total current liabilities	564.45	404.89
Total non-current liabilities	0	0
Total liabilities	564.45	404.89
Total shareholders´ interests	33.86	25.06
Total liabilities and shareholders´ interests	598.30	429.95

Income Statement
Unit: Ten Thousand RMB

Item	As at 31 December 2008	As at 31 December 2007
Income	2,829.00	0
Total cost	2,828.82	0
Operation profit	0.18	0
Total profit	0.18	0
Income tax	0.05	0
Net profit	0.14	0

In accordance with the Asset Valuation Reports in respect of Transfer of Hunan Oil Product Pipeline Project Division by Sinopec Sales & Industrial Company (Zhong Zheng Ping Bao Zi [2009] No. 010-7) prepared by Beijing Grand Sherman Appraisal Limited by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of the property rights of Hunan Pipeline Project Division are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	598.09	598.09	600.27	2.18	0.36%
Total assets	598.30	598.30	600.49	2.19	0.37%
Total liabilities	564.45	564.45	564.45	—	0.00%
Net assets	33.86	33.86	36.04	2.19	6.46%

The appraised value of property right of Hunan Pipeline Project Division to be acquired under this Transaction is RMB36.04 million (approximately HK$40.73 million).

(vi)      Property Right of Jin Jia Hu Pipeline Project Division

(a)       General Information of Jin Jia Hu Pipeline Project Division

Jin Jia Hu Pipeline Project Division holds a Business License (registration number 3304001501083(1/1)) issued by Jiaxing Administration for Industry and Commerce on 12 September 2005. The business address is at Dongjin Village, Qixing Town, Nanhu District, Jiaxing City. The director is Li Yuxing. It was established on 12 September

2005. The business scope includes Zhejiang Jin Jia Hu pipeline project and related facilities authorized by the company and invested by the construction company.

The primary responsibilities of Jin Jia Hu Pipeline Project Division are the overall control of total investment amount, project quality, project progress and construction management and the overall responsibilities in relation to the construction, production preparation, project finalization and delivery of Jin Jia Hu oil product pipeline. Within the scope of the wholly transfer of property right under this Transaction, Jin Jia Hu oil product pipeline is in a total length of 150 kilometres.

(b)       Financial Data

In accordance with the Financial Statements in respect of Proposed Transfer of Jin Jia Hu Oil Product Pipeline Project Division by Sinopec Sales & Industrial Company (Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-06) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, the audited financial data of Jin Jia Hu Pipeline Project Division for the years ended 31 December 2007 and 31 December 2008 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Total current assets	3.25	6.19
Total Non-current assets	280.78	211.02
Total assets	284.03	217.21
Total current liabilities	271.94	214.98
Total non-current liabilities	0	0
Total liabilities	271.94	214.98
Total shareholders´ interests	12.09	2.23
Total liabilities and shareholders´ interests	284.03	217.21

Income Statement
Unit: Ten Thousand RMB

Item	As at 31 December 2008	As at 31 December 2007
Income	2,274.00	971.00
Total cost	2,264.07	978.04
Operation profit	9.93	-7.04
Total profit	9.93	-7.04
Income tax	2.48	0.00
Net profit	7.44	-7.04

In accordance with the Asset Valuation Reports in respect of Transfer of Jin Jia Hu Oil Product Pipeline Project Division by Sinopec Sales & Industrial Company (Zhong Zheng Ping Bao Zi [2009] No. 010-6) prepared by Beijing Grand Sherman Appraisal Limited by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of the property rights of Jin Jia Hu Pipeline Project Division are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	280.78	280.78	298.44	17.67	6.29%
Total assets	284.03	284.03	301.70	17.67	6.22%
Total liabilities	271.94	271.94	271.94	—	0.00%
Net assets	12.09	12.09	29.75	17.67	146.17%

The appraised value of property right of Jin Jia Hu Pipeline Project Division to be acquired under this Transaction is RMB29.75 million (approximately HK$33.62 million).

(vii)    Property Right of Lu Wan Pipeline Project Division

(a)      General Information of Lu Wan Pipeline Project Division

Lu Wan Pipeline Project Division holds a Business License (registration number 370000119035856) issued by Shandong Administration for Industry and Commerce on 9 April 2004. The business address is at 556 Jing Qi Road, Huanmeng District, Jinan City. The director is Zhao Shuai. It was established on 9 April 2004. The business scope includes any business activities under the licensed business scope of the parent company (subject to administrative decrees, as applicable).

The primary responsibilities of Lu Wan Pipeline Project Division are preparation of the construction of Lu Wan pipeline and the overall control of total investment amount, project quality, project progress, construction management, production preparation, project finalization and delivery. The scope of the wholly transfer of property right under this Transaction is Qilu-Suzhou oil product pipeline invested and constructed by Sinopec Sales & Industries Company.

(b)      Financial Data

In accordance with the Financial Statements in respect of Proposed Transfer of Lu Wan Oil Product Pipeline Project Division by Sinopec Sales & Industrial Company (Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-03) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, the audited financial data of Lu Wan Pipeline Project Division for the years ended 31 December 2007 and 31 December 2008 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Total current assets	30.03	24.50
Total Non-current assets	1,190.86	1,252.47
Total assets	1,220.88	1,276.97
Total current liabilities	1,173.61	1,282.92
Total non-current liabilities	0	0
Total liabilities	1,173.61	1,282.92
Total shareholders´ interests	47.28	-5.95
Total liabilities and shareholders´ interests	1,220.88	1,276.97

Income Statement
Unit: Ten Thousand RMB

Item	As at 31 December 2008	As at 31 December 2007
Income	14,142.00	9,915.00
Total cost	14,141.93	9,914.17
Operation profit	0.07	0.83
Total profit	0.07	0.83
Income tax	0.02	0.27
Net profit	0.05	0.56

In accordance with the Asset Valuation Reports in respect of Transfer of Lu Wan Oil Product Pipeline Project Division by Sinopec Sales & Industrial Company (Zhong Zheng Ping Bao Zi [2009] No. 010-1) prepared by Beijing Grand Sherman Appraisal Limited by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of the property rights of Lu Wan Pipeline Project Division are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	1,176.82	1,176.82	1,203.12	26.30	2.23%
Total assets	1,220.88	1,220.88	1,244.91	24.02	1.97%
Total liabilities	1,173.61	1,173.61	1,173.61	—	0.00%
Net assets	47.28	47.28	71.30	24.02	50.81%

The appraised value of property right of Lu Wan Pipeline Project Division to be acquired under this Transaction is RMB71.30 million (approximately HK$80.57 million).

(viii)   Property Right of Pearl Delta Pipeline Project Division

(a)      General Information of Pearl Delta Pipeline Project Division

Pearl Delta Pipeline Project Division holds a Business License (registration number (fen) 4400001902006) issued by Guangdong Administration for Industry and Commerce on 31 March 2004. The business address is at 16/F, Yinhai Tower, 299 Yanjiang Middle Road, Dongshan District, Guangzhou City. The director is Xia Yufei. It was established on 31 March 2004. The business scope includes any business activities under the licensed business scope that may be authorized.

The primary responsibilities of Pearl Delta Pipeline Project Division are preparation of the construction of Pear Delta pipeline and the overall control of total investment amount, project quality, project progress, construction management, production preparation, project finalization and delivery. Within the scope of the wholly transfer of property right under this Transaction, Pearl Delta oil product pipeline project invested and constructed by Sinopec Sales & Industries Company is consist of Pearl Delta oil product pipeline and complement oil depot facilities.

(b)      Financial Data

In accordance with the Financial Statements in respect of Proposed Transfer of Pearl Delta Oil Product Pipeline Project Division by Sinopec Sales & Industrial Company (Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-04) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, the audited financial data of Pearl Delta Pipeline Project Division for the years ended 31 December 2007 and 31 December 2008 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Total current assets	15.52	183.02
Total Non-current assets	2,744.46	2,994.94
Total assets	2,759.98	3,177.96
Total current liabilities	2,610.61	3,024.32
Total non-current liabilities	0	0
Total liabilities	2,610.61	3,024.32
Total shareholders´ interests	149.37	153.64
Total liabilities and shareholders´ interests	2,759.98	3,177.96

Income Statement
Unit: Ten Thousand RMB

Item	As at 31 December 2008	As at 31 December 2007
Income	30,394.00	23,742.00
Total cost	30,393.39	23,741.49
Operation profit	0.61	0.51
Total profit	0.61	0.51
Income tax	0.15	0.17
Net profit	0.46	0.34

In accordance with the Asset Valuation Reports in respect of Transfer of Pearl Delta Oil Product Pipeline Project Division by Sinopec Sales & Industrial Company (Zhong Zheng Ping Bao Zi [2009] No. 010-2) prepared by Beijing Grand Sherman Appraisal Limited by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of the property rights of Pearl Delta Pipeline Project Division are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	2,738.51	2,738.51	2,725.36	-13.15	-0.48%
Total assets	2,759.98	2,759.98	2,745.99	-13.99	-0.51%
Total liabilities	2,610.61	2,610.61	2,610.61	—	0.00%
Net assets	149.37	149.37	135.38	-13.99	-9.37%

The appraised value of property right of Pearl Delta Pipeline Project Division to be acquired under this Transaction is RMB135.38 million (approximately HK$152.98 million).

(ix)     Property Right of Henan Pipeline Project Division

(a)      General Information of Henan Pipeline Project Division

Henan Pipeline Project Division holds a Business License (registration number 4100001603050) issued by Henan Administration for Industry and Commerce on 20 June 2006. The business address is at 10 Weisheng Road, Zhengzhou City. The director is Sun Jiuqin . It was established on 20 June 2006. The business scope includes consulting services in relation to business operations, technological application research (subject to prior approvals under applicable laws and decrees, as required).

The primary responsibilities of Henan Pipeline Project Division are preparation of the construction of Henan pipeline and the overall control of total investment amount, project quality, project progress, construction management, production preparation, project finalization and delivery. Within the scope of the wholly transfer of property right under this Transaction, Henan oil product pipeline project invested and constructed by Sinopec Sales & Industries Company is oil product pipeline between Luoyang and Zhumadian.

(b)       Financial Data

In accordance with the Financial Statements in respect of Proposed Transfer of Henan Oil Product Pipeline Project Division by Sinopec Sales & Industrial Company (Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-07) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, the audited financial data of Henan Pipeline Project Division for the years ended 31 December 2007 and 31 December 2008 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Total current assets	6.99	13.32
Total Non-current assets	586.08	494.36
Total assets	593.07	507.68
Total current liabilities	543.08	506.03
Total non-current liabilities	0	0
Total liabilities	543.08	506.03
Total shareholders´ interests	49.99	1.65
Total liabilities and shareholders´ interests	593.07	507.68

Income Statement
Unit: Ten Thousand RMB

Item	As at 31 December 2008	As at 31 December 2007
Income	5,534.00	1,171.00
Total cost	5,533.77	1,170.16
Operation profit	0.23	0.84
Total profit	0.23	0.84
Income tax	0.06	0.28
Net profit	0.18	0.56

In accordance with the Asset Valuation Reports in respect of Transfer of Henan Oil Product Pipeline Project Division by Sinopec Sales & Industrial Company (Zhong Zheng Ping Bao Zi [2009] No. 010-4) prepared by Beijing Grand Sherman Appraisal Limited by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of the property rights of Henan Pipeline Project Division are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	586.07	586.07	558.24	-27.84	-4.75%
Total assets	593.07	593.07	565.24	-27.83	-4.69%
Total liabilities	543.08	543.08	543.08	—	0.00%
Net assets	49.99	49.99	22.15	-27.83	-55.68%

The appraised value of property right of Henan Pipeline Project Division to be acquired under this Transaction is RMB22.15 million (approximately HK$25.03 million).

(2)      100% State-owned Equity Interest in Qingdao Petrochemical

(i)       General Information of Qingdao Petrochemical

In accordance with the Business License issued by Qingdao Administration for Industry and Commerce (registration number 370200018053113) on 28 May 2008, the current legal status of Qingdao Petrochemical are as follows: its registered address is at 8 Binhai Road. Licang District, Qingdao City; the enterprise nature is one-person limited liability company (exclusively owned by a legal person); in 2000, Qingdao Petrochemical was assigned to the Sinopec Group Company by the People´s Government of Qingdao Municipality for free, upon subsequent restructuring and increase of share capital, its current registered capital is RMB1.59477 billion and the paid-up capital is RMB1.59477 billion; its business scope includes licensed business projects: processing of crude oil, production of LNG; inorganic production of hazardous chemicals; ordinary freight shipping; pipeline transportation (Hazardous Chemicals Operation License expires on 7 January 2013); general operating projects: import and export (subject to licenses and permits within the specified scope of the Ministry of Foreign Trade and Economic Cooperation); its legal representative is Wang Yingbin; it was incorporated on 1 January 1952.

(ii)      Financial Data

In accordance with the Financial Statements of Qingdao Petrochemical (Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-01) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, the audited financial data of Qingdao Petrochemical for the years ended 31 December 2007 and 31 December 2008 are as follows:

Consolidated Balance Sheet
Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Total current assets	1,174.37	1,724.50
Total Non-current assets	3,197.31	2,152.63
Total assets	4,371.68	3,877.13
Total current liabilities	5,912.86	4,128.58
Total non-current liabilities	6.47	4.65
Total liabilities	5,919.33	4,133.23
Total shareholders´ interests	-1,547.65	-256.10
Total liabilities and shareholders´ interests	4,371.68	3,877.13

Consolidated Income Statement
Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Income	11,106.42	9,929.52
Total cost	13,802.38	10,524.53
Operation profit	-2,699.54	-582.39
Total profit	-2,201.27	-617.91
Income tax	-956.93	1.59
Net profit	-1,244.34	-619.51

In accordance with the Asset Valuation Reports in respect of Transfer of Equity Interest in Qingdao Petrochemical by Sinopec Group Company (Zhong Zheng Ping Bao Zi [2009] No. 008) prepared by Beijing Grand Sherman Appraisal Limited by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of Qingdao Petrochemical are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	1,651.20	1,651.20	1,801.67	150.47	9.11%
Total assets	4,381.81	4,381.81	4,797.26	415.46	9.48%
Total liabilities	5,918.98	5,918.98	5,915.43	-3.55	-0.06%
Net assets	-1,537.17	-1,537.17	-1,118.17	419.01	27.26%

The appraised value of 100% state-owned equity interest in Qingdao Petrochemical to be acquired under this Transaction is RMB-1,118.17 million (approximately HK$-1,263.53 million).

(3)      41.99% State-owned Equity Interest in Shijiazhuang Chemical Fiber

(i)       General Information of Shijiazhuang Chemical Fiber

In accordance with the Business License issued by the Administration of Industry and Commerce of Shijiazhuang High-Tech Industrial Development Zone (registration number 130101000003097) on 18 December 2008, the current legal status of Shijiazhuang Chemical Fiber are as follows: its registered address is at Shijiazhuang High-Tech Industrial Development Zone; the enterprise nature is limited liability; its registered capital is RMB1.58880 billion and the paid-up capital is RMB1.58880 billion; its legal representative is Bi Jianguo; its business term is from 18 May 1997 to 17 May 2017. its business scope includes production and sale of caprolacta, chinlon, daiamid slice, polypropylene, ammonium sulphate, sulphuric acid, oleum, benzoic acid, nitrosylsulfuric acid, benzaldehyde and related chemicals, handling export procedures of self-made products and in-house services, raw and ancillary materials for the firm, machinery and equipment, parts and technologies, except for the commodities and technologies restrained from corporate operations or banned to import by the State. Sinopec Group Company acquired the 41.99% equity interest in Shijiazhuang Chemical Fiber at a total amount of RMB266,260,000 in 2001 and 2004, and assigned such equity interest to the Asset Management Company for free in 2006.

(ii)      Financial Data

In accordance with the Financial Statements of Shijiazhuang Chemical Fiber (Beijing Jingdu Tinwha Shen Zi (2009) No. 0198-02) prepared by Beijing Jingdu Tinwha Certified Public Accountants Co., Ltd, an audit firm which is qualified to engage in the securities business within China, the audited financial data of Shijiazhuang Chemical Fiber for the years ended 31 December 2007 and 31 December 2008 are as follows:

Balance Sheet
Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Total current assets	171.72	249.49
Total Non-current assets	1,393.03	1,368.72
Total assets	1,564.75	1,618.20
Total current liabilities	2,525.97	2,256.68
Total non-current liabilities	1.50	1.20
Total liabilities	2,527.47	2,257.88
Total shareholders´ interests	-962.72	-639.67
Total liabilities and shareholders´ interests	1,564.75	1,618.20

Income Statement
Unit: Millions RMB

Item	As at 31 December 2008	As at 31 December 2007
Income	1,313.47	1,532.17
Total cost	1,637.69	1,512.12
Operation profit	-324.22	20.05
Total profit	-322.53	20.28
Income tax	—	—
Net profit	-322.53	20.28

In accordance with the Asset Valuation Reports in respect of Transfer of Equity Interest in Shijiazhuang Chemical Fiber (Zhong Shui Ping Bao Zi [2009] No. 1006) prepared by Zhong Shui Assets Appraisal Co., Ltd. by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of Shijiazhuang Chemical Fiber are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	796.81	796.81	1,382.75	585.94	73.54%
Total assets	1,564.75	1.564.75	2,319.06	754.31	48.21%
Total liabilities	2,527.47	2,527.47	2,527.47	—	—
Net assets	-962.72	-962.72	-208.41	754.31	78.35%

The appraised value of 41.99% state-owned equity interest in Shijiazhuang Chemical Fiber to be acquired under this Transaction is RMB-87.51 million (approximately HK$-98.89 million).

(4)      Submarine Pipeline and Cable Testing and Maintenance Devices

(i)       General Information of Submarine Pipeline and Cable Testing and Maintenance Devices

Submarine Pipeline and Cable Testing and Maintenance Devices were owned by Shengli Petroleum & Chemical Construction and constructed by the state-owned Wuchang Shipbuilding Plant as authorized by Shengli Petroleum & Chemical Construction since April 2000. The devices were tested and accepted by Shengli Petroleum & Chemical Construction in December 2003 with the parties executing the “Product Completion and Delivery Letter”. The Submarine Pipeline and Cable Testing and Maintenance Devices to be transferred under this Transaction primarily include body of ship, propeller, diesel oil generators, shallow sea pipe and cable testing and tracking system, TSS system, electrical system and other parts.

(ii)      Financial Data

In accordance with the Asset Valuation Reports in respect of Transfer of Submarine Pipeline and Cable Testing and Maintenance Devices by Shengli Petroleum & Chemical Construction (Zhong Shui Ping Bao Zi [2009] No. 1004) prepared by Zhong Shui Assets Appraisal Co., Ltd. by adopting the cost valuation method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of Submarine Pipeline and Cable Testing and Maintenance Devices are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	53.12	53.12	60.36	7.24	13.62%
Total assets	53.12	53.12	60.36	7.24	13.62%
Net assets	53.12	53.12	60.36	7.24	13.62%

The appraised value of Submarine Pipeline and Cable Testing and Maintenance Devices to be acquired under this Transaction is RMB60.36 million (approximately HK$68.20 million).

(5)      Certain assets of Shijiazhuang Branch Company

(i)       General Information of Certain Assets of Shijiazhuang Branch Company

Pursuant to Application to Asset Management Company in respect of Certain Assets to be Acquired by Sinopec Corp. submitted by Shijiazhuang Branch Company on 19 January 2009, Certain Assets of Shijiazhuang Branch Company include:

1.
transportation and storage assets in relation to the primary business of oil refining (including oil products, loading/unloading oil, grouping stations, oil pipeline, etc.), certain electric instruments, fire control, environment supervision devices, one water source, congruence, 4-n-Octylphenol, roads and paths in the plant area, warehouse, etc.;

2.	office buildings and related office equipment；

3.	projects under construction;

4.	45 pieces of related land, including: 1) 8 pieces of land conceded from the plant; 2) 25 pieces of land assigned from the plant area；3) 12 pieces of land in respect with crude oil pipeline;

5.	telecommunication station equipment;

6.	security office equipment；

7.	employee training centre equipment; and

8.	newspaper office equipment.

(ii)      Financial Data

In accordance with the Asset Valuation Reports in respect of Transfer of Certain Assets of Shijiazhuang Branch Company (Zhong Shui Ping Bao Zi [2009] No. 1005) prepared by Zhong Shui Assets Appraisal Co., Ltd. by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of Certain assets of Shijiazhuang Branch Company are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	187.85	187.85	412.73	106.77	34.90%
Total assets	371.35	371.35	1,007.88	636.53	171.41%
Net assets	371.35	371.35	1,007.88	636.53	171.41%

The appraised value of Certain Assets of Shijiazhuang Branch Company to be acquired under this Transaction is RMB1,007.88 million (approximately HK$1,138.90 million).

V        INFORMATION ON TARGET ASSETS FOR DISPOSAL

1        General Information of Jinling Branch Company Fertilizer Equipments

Target Assets for Disposal under this Transaction are the fertilizer devices held by Jinling Branch Company of Sinopec Corp., which were constructed and put into production in October 1978. Jinling Branch Company Fertilizer Equipments include four parts, i.e. integrated fertilizer workshop, purification and chemical combination work area, finished product work area and urea work area. These assets primarily take the form of various petrochemical specialized equipments, general machines, electric and controlling equipments including pipelines, valves and boards, medium transmission pump, electric meters and controllers, heating equipments, fans, compressors, cooling equipments and heat exchangers.

2         Financial Data

In accordance with the Asset Valuation Reports in respect of Replacement and Transfer of Synthetic Ammonia and Urea Equipments of Jinling Branch Company (Zhong Zheng Ping Bao Zi [2009] No. 009) prepared by Beijing Grand Sherman Appraisal Limited by adopting the asset basis method, which is qualified to engage in securities business within China, as at the Valuation Date, the preliminary appraisal values of Jinling Branch Company Fertilizer Equipments are as follows:

Unit: Millions RMB

Item	Book Value	Book Value after Adjustment	Appraised Value	Increment/ Decrease Amount	Rate of Increment (%)
Fixed assets	122.77	122.77	151.69	28.93	23.56%
Total assets	128.63	128.63	157.47	28.84	22.42%
Net assets	128.63	128.63	157.47	28.84	22.42%

The appraised value of Jinling Branch Company Fertilizer Equipments to be sold under this Transaction is RMB157.47 million (approximately HK$177.94 million).

VI       THE MATERIAL TERMS OF THE CONNECTED TRANSACTION AGREEMENTS

1.        Eight Property Right Wholly Transfer Agreements (Eight Oil Product Pipeline Project Divisions)

(1)       Date:

27 March 2009

(2)      Parties to the Agreement:

Sinopec Corp. (as purchaser)

Sinopec Sales & Industrial Company (as vendor)

(3)      Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded in the Asset Valuation Reports which is to be filed with Sinopec Group Company. The consideration was negotiated and determined by the parties on the arm’s length basis based on the quality of the target assets, the potential development of the target assets and the industry it belongs to and some other factors.

Sinopec Corp. will pay for the consideration of RMB771.15 million (approximately HK$871.40 million) for the acquisition in cash.

Any profits or losses incurred in connection with the Eight Oil Product Pipeline Project Divisions during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Sinopec Sales & Industrial Company whilst any profits or losses incurred in connection with Eight Oil Product Pipeline Project Divisions after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)      Method of Payment

Sinopec Corp. and Sinopec Sales & Industrial Company agree that Sinopec Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the eight Property Right Wholly Transfer Agreements to Sinopec Sales & Industrial Company within 20 working days after the date of execution or otherwise agreed by the parties.

(5)      Date of Completion and Date of Handover

(i)	Date of Completion

Sinopec Corp. and Sinopec Sales & Industrial Company agree that the Date of Completion shall be either 31 March 2009 or any later date as agreed by both parties in writing.

(ii)	Date of Handover

Sinopec Corp. and Sinopec Sales & Industrial Company agree that the Date of Handover shall be 31 March 2009. On the Date of Handover, if the conditions precedent for completion have not been fully satisfied or waived in writing, Sinopec Sales & Industrial Company shall deliver assets held by the Eight Oil Product Pipeline Project Divisions and the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover. Sinopec Sales & Industrial Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein. At the same time, Sinopec Sales & Industrial Company and Sinopec Corp. shall enter into related lease agreements in respect of lease of land use right and/or property (if any) to Sinopec Corp.

(6)      Other Key Terms of the Property Right Wholly Transfer Agreements

(i)	Conditions for the Property Right Wholly Transfer Agreements to Come into Effect

•	The agreements having been executed by the legal representatives or other authorized representatives of both parties.

•
Each party having completed its internal approval procedures for the transfer of property rights of the Eight Oil Product Pipeline Project Divisions and obtaining all the relevant written approval documents.

(ii)	Condition Precedents for Completion

The acquisition of the property rights of the Eight Oil Product Pipeline Project Divisions will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

•	Each Property Right Wholly Transfer Agreement has become effective;

•	The Asset Valuation Reports pertaining to the Eight Oil Product Pipeline Project Divisions have been filed with Sinopec Group Company;

•	Related approvals, authorizations, verifications and filing duly required for the implementation of the Acquisition have been obtained;

•	The transfer procedures of credit and debt in relation to the Eight Oil Product Pipeline Project Divisions have been completed;

•	Any personnel placement in relation to the Acquisition has been completed; and

•	Other conditions, if any, shall also be satisfied.

(iii)	Transfer of Credit and Debt

(a)
Sinopec Sales & Industrial Company should notify the relevant debtors related to the Eight Oil Product Pipeline Project Divisions requesting them to repay their debts to Sinopec Corp.on a timely basis. In case that any debtor fails to repay their debts to Sinopec Corp., Sinopec Sales & Industrial Company shall advise such debtor to that effect immediately, or accept the performance of such debtor after obtaining the consent from Sinopec Corp. and return the targets as result of such performance to Sinopec Corp. n a timely basis within a reasonable period.

(b)
Sinopec Sales & Industrial Company should obtain written consents from the relevant creditors related to the Eight Oil Product Pipeline Project Divisions in respect of their transfer of liabilities on a timely basis. Sinopec Sales & Industrial Company undertake that where the creditors do not give their consent as to the transfer of liabilities associated with the Eight Oil Product Pipeline Project Divisions and request the Sinopec Sales & Industrial Company to perform their duties, they shall assume the responsibility for repayment or provide the corresponding guarantee as required by the creditors. After the Date of Completion, if the creditors demand Sinopec Sales & Industrial Company for repayment, Sinopec Sales & Industrial Company should immediately notify such creditor to raise such request to Sinopec Corp., or notify Sinopec Corp. on a timely basis within a reasonable period after they have performed their obligations to the creditors.

2.        Equity Transfer Agreements (Qingdao Petrochemical)

(1)      Date:

27 March 2009

(2)      Parties to the Agreement:

Sinopec Corp. (as purchaser)
Sinopec Group Company (as vendor)

(3)      Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded from the Asset Valuation Reports which is to be filed with SASAC. The consideration was negotiated and determined by the parties on the arm’s length basis based on the quality of the target assets, the potential development and the industry it belongs to and some other factors.

Sinopec Corp. will pay for the consideration of RMB1 (approximately HK$1.13) for the acquisition in cash.

Any profits or losses incurred in connection with Qingdao Petrochemical during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Sinopec Group Company whilst any profits or losses incurred in connection with Qingdao Petrochemical after the Date of Handover will be belong to or be borne by Sinopec Corp.

(4)      Method of Payment

Sinopec Corp. and Sinopec Group Company agree that Sinopec Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Equity Transfer Agreement to Sinopec Group Company within 20 working days after the date of execution or otherwise agreed by the parties.

(5)      Date of Completion and Date of Handover

(i)	Date of Completion

Sinopec Corp. and Sinopec Group Company agree that the Date of Completion shall be either 31 March 2009 or any later date as agreed by both parties in writing.

(ii)	Date of Handover

Sinopec Corp. and Sinopec Group Company agree that the Date of Handover shall be 31 March 2009. On the Date of Handover, if the conditions precedent for Completion have not been fully satisfied or waived in writing, Sinopec Group Company shall deliver the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files in respect of Qingdao Petrochemical, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover. Sinopec Group Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein. At the same time, Sinopec Group Company and Sinopec Corp. shall enter into related lease agreements in respect of lease of land use right and/or property (if any) to Sinopec Corp.

(6)      Other Key Terms of the Equity Transfer Agreement

(i)	Conditions for the Equity Transfer Agreement to Come into Effect

•	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

•	Each party having completed its internal approval procedures for the transfer of equity in Qingdao Petrochemical and obtaining all the relevant written approval documents.

(ii)	Condition Precedents for Completion

The acquisition of the equity in Qingdao Petrochemical will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

•	Equity Transfer Agreement has become effective;

•	The Asset Valuation Reports pertaining to Qingdao Petrochemical have been filed with SASAC;

•	Related approvals, authorizations, verifications and filing of SASAC or other related third party duly required for the implementation of the Acquisition have been obtained;

•	Other conditions, if any, shall also be satisfied.

3.        Equity Transfer Agreements (Shijiazhuang Chemical Fiber)

(1)      Date:

27 March 2009

(2)      Parties to the Agreement:

Sinopec Corp. (as purchaser)

Asset Management Company (as vendor)

(3)      Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded from the Asset Valuation Reports which is to be filed with SASAC. The consideration was negotiated and determined by the parties on the arm’s length basis based on the quality of the target assets, the potential development and the industry it belongs to and some other factors.

Sinopec Corp. will pay for the consideration of RMB1 (approximately HK$1.13) for the acquisition in cash.

Any profits or losses incurred in connection with Shijiazhuang Chemical Fiber during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst any profits or losses incurred in connection with Shijiazhuang Chemical Fiber after the Date of Handover will belong to or be borne by Sinopec Corp.

(4)      Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Equity Transfer Agreement to Asset Management Company within 20 working days after the date of execution or otherwise agreed by the parties.

(5)      Date of Completion and Date of Handover

(i)	Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 March 2009 or any later date as agreed by both parties in writing.

(ii)	Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 March 2009. On the Date of Handover, if the conditions precedent for Completion have not been fully satisfied or waived in writing, Asset Management Company shall deliver the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files in respect of Shijiazhuang Chemical Fiber, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover. Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein. At the same time, Asset Management Company and Sinopec Corp. shall enter into related lease agreements in respect of lease of land use right and/or property (if any) to Sinopec Corp.

(6)      Other Key Terms of the Equity Transfer Agreement

(i)	Conditions for the Equity Transfer Agreement to Come into Effect

•	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

•	Each party having completed its internal approval procedures for the transfer of equity in Shijiazhuang Chemical Fiber and obtaining all the relevant written approval documents.

(ii)     Condition Precedents for Completion

The acquisition of the equity in Shijiazhuang Chemical Fiber will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

•	Equity Transfer Agreement has become effective;

•	The Asset Valuation Reports pertaining to Shijiazhuang Chemical Fiber have been filed with SASAC;

•	Related approvals, authorizations, verifications and filing of SASAC or other related third party duly required for the implementation of the Acquisition have been obtained;

•	Other conditions, if any, shall also be satisfied.

4.        Asset Transfer Agreement (Submarine Pipeline and Cable Tasting and Maintenance Devices)

(1)      Date:

27 March 2009

(2)      Parties to the Agreement:

Sinopec Corp. (as purchaser)

Shengli Petroleum & Chemical Construction (as vendor)

(3)      Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded from the Asset Valuation Reports which is to be filed with Sinopec Group Company. The consideration was negotiated and determined by the parties on the arm’s length basis.

Sinopec Corp. will pay for the consideration of RMB60.36 million (approximately HK$68.20 million) for the acquisition in cash.

Any profits or losses incurred in connection with possession, usage or dispose of Submarine Pipeline and Cable Tasting and Maintenance Devices during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Shengli Petroleum & Chemical Construction whilst such profits or losses incurred after the Date of Handover will belong to or be borne by Sinopec Corp.

(4)      Method of Payment

Sinopec Corp. and Shengli Petroleum & Chemical Construction agree that Sinopec Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Asset Transfer Agreement to Shengli Petroleum & Chemical Construction within 20 working days after the date of execution or otherwise agreed by the parties.

(5)      Date of Completion and Date of Handover

(i)	Date of Completion

Sinopec Corp. and Shengli Petroleum & Chemical Construction agree that the Date of Completion shall be either 31 March 2009 or any later date as agreed by both parties in writing.

(ii)	Date of Handover

Sinopec Corp. and Shengli Petroleum & Chemical Construction agree that the Date of Handover shall be 31 March 2009. On the Date of Handover, if the conditions precedent for Completion have not been fully satisfied or waived in writing, Shengli Petroleum & Chemical Construction shall deliver Submarine Pipeline and Cable Tasting and Maintenance Devices as well as the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files in respect of Submarine Pipeline and Cable Tasting and

Maintenance Devices, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover. Shengli Petroleum & Chemical Construction shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein.

(6)      Other Key Terms of the Asset Transfer Agreement

(i)	Conditions for the Asset Transfer Agreement to Come into Effect

•	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

•	Each party having completed its internal approval procedures for the transfer of Submarine Pipeline and Cable Tasting and Maintenance Devices and obtaining all the relevant written approval documents.

(ii)	Condition Precedents for Completion

The acquisition of Submarine Pipeline and Cable Tasting and Maintenance Devices will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

•	Asset Transfer Agreement has become effective;

•	The Asset Valuation Reports pertaining to Submarine Pipeline and Cable Tasting and Maintenance Devices have been filed with Sinopec Group Company;

•	Related approvals, authorizations, verifications and duly required for the implementation of the Acquisition have been obtained;

•	Other conditions, if any, shall also be satisfied.

5.        Asset Transfer Agreement (Certain Assets of Shijiazhuang Branch Company)

(1)      Date:

27 March 2009

(2)      Parties to the Agreement:

Sinopec Corp. (as purchaser)

Asset Management Company (as vendor)

(3)      Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded from the Asset Valuation Reports which is to be filed with Sinopec Group Company. The consideration was negotiated and determined by the parties on the arm’s length basis.

Sinopec Corp. will pay for the consideration of RMB1,007.88 million (approximately HK$1,138.90 million) for the acquisition in cash.

Any profits or losses incurred in connection with possession, usage or dispose of Certain Assets of Shijiazhuang Branch Company during the period from the Valuation Date to the Date of Handover shall belong to or be borne by Asset Management Company whilst such profits or losses incurred after the Date of Handover will belong to or be borne by Sinopec Corp.

(4)      Method of Payment

Sinopec Corp. and Asset Management Company agree that Sinopec Corp. shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Asset Transfer Agreement to Asset Management Company within 20 working days after the date of execution or otherwise agreed by the parties.

(5)      Date of Completion and Date of Handover

(i)	Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 March 2009 or any later date as agreed by both parties in writing.

(ii)	Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 March 2009. On the Date of Handover, if the conditions precedent for Completion have not been fully satisfied or waived in writing, Asset Management Company shall deliver Certain Assets of Shijiazhuang Branch Company as well as the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files in respect of Certain Assets of Shijiazhuang Branch Company, in a form of List of Documents for Handover, to Sinopec Corp. After examination, Sinopec Corp. shall execute the List of Documents for Handover. Asset Management Company shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein. At the same time, Asset Management Company and Sinopec Corp. shall enter into related lease agreements in respect of lease of land use right and/or property (if any) to Sinopec Corp.

(6)      Other Key Terms of the Asset Transfer Agreement

(i)	Conditions for the Asset Transfer Agreement to Come into Effect

•	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

•	Each party having completed its internal approval procedures for the transfer of Certain Assets of Shijiazhuang Branch Company and obtaining all the relevant written approval documents.

(ii)	Condition Precedents for Completion

The acquisition of Certain Assets of Shijiazhuang Branch Company will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

•	Asset Transfer Agreement has become effective;

•	The Asset Valuation Reports pertaining to Certain Assets of Shijiazhuang Branch Company have been filed with Sinopec Group Company;

•	Related approvals, authorizations, verifications and duly required for the implementation of the Acquisition have been obtained;

•	Other conditions, if any, shall also be satisfied.

6.        Asset Transfer Agreement (Jinling Branch Company Fertilizer Equipments)

(1)	Date:

27 March 2009

(2)	Parties to the Agreement:

Asset Management Company (as purchaser)

Sinopec Corp. (as vendor)

(3)	Pricing Policy and Consideration

The consideration was determined by reference to the appraisal result concluded from the Asset Valuation Reports. The consideration was negotiated and determined by the parties on the arm’s length basis.

Asset Management Company will pay for the consideration of RMB157.47 million (approximately HK$177.94 million) for the Disposal in cash. The proceeds of the Disposal would be used as additional working capital to the Company.

Based on the consideration and the book value of the Jinling Branch Company Fertilizer Equipments, it is estimated that, upon the completion of the Disposal, Sinopec Corp. will record a gain of RMB28.84 million.

Any profits or losses incurred in connection with possession, usage or dispose of Jinling Branch Company Fertilizer Equipments during the period from the Valuation Date to the Date of Handover shall belong to or be borne by the Company whilst such profits or losses incurred after the Date of Handover will belong to or be borne by Asset Management Company.

(4)      Method of Payment

Sinopec Corp. and Asset Management Company agree that Asset Management Company shall use its internal resources to make a one-off payment in full of the consideration pursuant to the Asset Transfer Agreement to Sinopec Corp. within 20 working days after the date of execution or otherwise agreed by the parties.

(5)      Date of Completion and Date of Handover

(i)	Date of Completion

Sinopec Corp. and Asset Management Company agree that the Date of Completion shall be either 31 March 2009 or any later date as agreed by both parties in writing.

(ii)	Date of Handover

Sinopec Corp. and Asset Management Company agree that the Date of Handover shall be 31 March 2009. On the Date of Handover, if the conditions precedent for Completion have not been fully satisfied or waived in writing, Sinopec Corp. shall deliver Jinling Branch Company Fertilizer Equipments as well as the related approval documents, financial statements, lists of assets, title documents, legal documents and personnel files in respect of Jinling Branch Company Fertilizer Equipments, in a form of List of Documents for Handover, to Asset Management Company. After examination, Asset Management Company shall execute the List of Documents for Handover. Sinopec Corp. shall warrant the completeness and authenticity of the above documents and shall be responsible for any liabilities arising out of or in relation to misrepresentation or omission therein.

(6)      Other Key Terms of the Asset Transfer Agreement

(i)	Conditions for the Asset Transfer Agreement to Come into Effect

•	The agreement having been executed by the legal representatives or other authorized representatives of both parties.

•	Each party having completed its internal approval procedures for the transfer of Jinling Branch Company Fertilizer Equipments and obtaining all the relevant written approval documents.

(ii)	Condition Precedents for Completion

The sale of Jinling Branch Company Fertilizer Equipments will only be satisfied and completed upon each of all the following conditions having been satisfied or waived:

•	Asset Transfer Agreement has become effective;

•	The Asset Valuation Reports pertaining to Jinling Branch Company Fertilizer Equipments have been filed with Sinopec Group Company;

•	Related approvals, authorizations, verifications and duly required for the implementation of the Acquisition have been obtained;

•	Other conditions, if any, shall also be satisfied.

VII      REASONS FOR THE TRANSACTION AND THE EFFECT OF THE TRANSACTION ON SINOEC

Through the Transaction, Sinopec Corp. anticipates to expand operation scale and enhance core business competitiveness. The oil product pipelines to be acquired under this Transaction are of the most central and competitiveness in the entire marketing mechanism of oil products, which constitute an indispensible element in the industrial chain of oil refinery and oil product distribution. It is of vital significance to the competitiveness of Sinopec Corp.´s service stations located in the middle and eastern regions of China with the most rigorously developing economies. The acquisition of Qingdao Petrochemical is critical to the consolidation and enhancement of Sinopec Corp.´s competitiveness at Bo Hai Gulf, and to the optimization of industrial structuring. Qingdao Petrochemical´s earning potential can be further developed after the acquisition accompanying the pricing reform of oil products. The acquisition of other equity interests and assets is a critical step in our business strategies, which are important to the elevation of the overall strength of the Company and its ability to respond to the development cycles of the industry.

Through the Transaction, Sinopec Corp. may effectively avoid potential competitions with Sinopec Group Company, and also reduce the amount of continuing connected transactions with Sinopec Group Company. The oil product pipelines and Qingdao Petrochemical to be acquired under this Transaction are both core assets of Sinopec Corp, the sourcing and marketing of which were both made through the Company. Upon completion of the Transaction, the amount of continuing connected transactions in respect of sale of goods and provision of labour services to Sinopec Group Company as well as purchase of goods and receipt of labour services from Sinopec Group Company will be reduced effectively. Competition between Sinopec Corp. and Sinopec Group Company will be further relieved.

Through the Transaction, management system between Sinopec Corp. and subjects of Acquisition will be further rationalized and management efficiency will be increased. Simultaneously, the synergy of production, operation, management and sales will be achieved.

VIII    OTHER ARRANGEMENTS IN RELATION TO THIS TRANSACTION{1.Continuing Connected Transactions after the Completion of this Transaction

After the completion of the Acquisition, the continuing connected transactions between Sinopec Corp. and Sinopec Group Company will be further reduced. The parties agree that all continuing connected transactions between Sinopec Corp. and Sinopec Group Company will be conducted in accordance with the market practice and the prices for such continuing connected transaction will be determined based on the principles of fairness, reasonableness, mutual benefit and market-oriented policy so that the interest of Sinopec Corp. and its minority shareholders will not be impaired.

2.        Non-competition Undertaking of Sinopec Group Company

Prior to the restructuring of Sinopec Corp., for the protection of Sinopec Corp.´s interest, Sinopec Group Company and Sinopec Corp. entered into a Non-competition Agreement, pursuant to which Sinopec Group Company undertook to Sinopec Corp., unless Sinopec Corp. agrees in writing or under certain circumstances as permitted under the Non-competition Agreement, that it shall: (a) not be involved in any business which competes or may compete with Sinopec Corp.´s business; (b) provide Sinopec Corp. with an option to purchase any business of Sinopec Group Company which competes or may compete with Sinopec Corp.´s business and right of first refusal over any business which competes or may compete with Sinopec Corp.

Sinopec Group Company agrees to continue to comply with the above undertakings.

3.        The arrangement for personnel involved in the Transaction and related issues

In relation to the arrangement for the personnel involved in the Transaction, the parties confirm that the employment relationship and the social insurance (including pension and medicare etc.) of all the registered employees (including the management and ordinary employees) in respect of Target Assets for Acquisition will be taken over by Sinopec Corp.; pursuant to the principle of voluntariness, the employment relationship and the social insurance (including pension and medicare etc.) of all the registered employees (including the management and ordinary employees) in respect of Target Assets for Disposal will be taken over by purchaser or replaced by Jinling Branch Company.

4.        Issues in relation to land and real estate involved in the Acquisition

In relation to the land and real estate involved in the Acquisition, Sinopec Group Company undertakes:

(1)
In relation to the land use rights continue to be leased by Sinopec Corp. from Sinopec Group Company after the completion of the Acquisition, Sinopec Group Company guarantee and ensure the integrity and legality of the title of such land use rights and also ensure the legality and validity of the use of the land by Sinopec Corp. by way of leasing;

(2)
In relation to the real estate involved in the Target Assets for Acquisition and those need to be leased by Sinopec Corp. from Sinopec Group Company after the completion of the Acquisition, Sinopec Group Company guarantee and ensure the integrity for the disposal of the title of such real estate, and ensures the legality and validity of the transfer and leasing of such real estate; and

(3)	The aforementioned undertaking and warranty shall remain in effect after the completion of the Acquisition, and will not be affected by the completion of the Acquisition.

IX       OPINION OF THE INDEPENDENT DIRECTORS

Mr. Liu Zhongli, Mr. Shi Wanpeng and Mr. Li Deshui, being the independent directors of Sinopec Corp., issued their independent views in respect of the Transaction. The independent directors are of the view that the Transaction was conducted on normal commercial terms in the ordinary course of business through fair and equitable negotiations. The considerations for the Transaction and other terms and conditions contained in the agreements are fair and reasonable for Sinopec Corp. and its shareholders as a whole. The Transaction will not damage Sinopec Corp. and independent shareholders. After the Transaction, the existing connected transactions between Sinopec Corp. and Sinopec Group Company will be reduced, and this is beneficial to the sustainable and healthy development of Sinopec Corp. and is in the interest of Sinopec Corp. and its shareholders as a whole. Mr. Su Shulin and Mr. Zhouyuan, being the connected directors have abstained from voting for the Transaction at the Board meeting at which the Transaction was considered and approved. The voting procedures comply with the provisions of the applicable domestic and overseas laws and regulations, the regulatory documents and the articles of associations of Sinopec Corp.

X        CHECKLIST OF DOCUMENTS FOR INSPECTION

The following documents will be available for inspection during normal working hours at the legal address of Sinopec Corp.:

1.	the Board resolutions of the 27th Meeting of the Third Session of the Board of Sinopec Corp. (including the opinion of independent directors) ;

2.	Eight Property Right Wholly Transfer Agreements entered into between Sinopec Corp. and Sinopec Sales & Industrial Company;

3.	the Equity Transfer Agreement (Qingdao Petrochemical) entered into between Sinopec Corp. and Sinopec Group Company;

4.	the Equity Transfer Agreement (Shijiazhuang Chemical Fiber) entered into between Sinopec Corp. and Asset Management Company;

5.	the Asset Transfer Agreement entered between Sinopec Corp. and Shengli Petroleum & Chemical Construction;

6.	the Asset Transfer Agreement (Certain Assets of Shijiazhuang Branch Company) entered between Sinopec Corp. and Asset Management Company;

7.	the Asset Transfer Agreement (Jinling Branch Company Fertilizer Equipments) entered between Sinopec Corp. and Asset Management Company;

8.	the Financial Statements of Target Assets for Acquisition（12 copies）;

9.	the Asset Valuation Reports of Target Assets for Acquisition（12 copies）;

10.	the Financial Statements of Target Assets for Disposal（1 copy）;

11.	the Asset Valuation Reports of Target Assets for Disposal (1 copy).

DEFINITIONS

Names	Definitions
Acquisition
the proposed acquisition of the Target Assets for Acquisition by Sinopec Corp. pursuant to eight Property Right Wholly Transfer Agreements, two Equity Transfer Agreements and two Asset Transfer Agreements

An He Pipeline Project Division	An He Oil Product Pipeline Project Division (安合成品油管道項目部)
Assets for Acquisition
Property rights of Eight Oil Product Pipeline Project Divisions; Qingdao Petrochemical; Shijiazhuang Chemical Fiber; Submarine Pipeline and Cable Testing and Maintenance Devices; and Certain Assets of Shijiazhuang Branch Company

Assets for Disposal	Jinling Branch Company Fertilizer Equipments
Asset Management Company	Sinopec Assets Management Company (中國石化集團資產經營管理有限公司), a wholly-owned subsidiary of Sinopec Group Company
Audit Date	31 December 2008
Beijing Pipeline Project Division	Beijing Oil Product Pipeline Project Management Division (北京成品油管道項目管理部)
Board	the board of directors of Sinopec Corp.
Business Day	any day other than any Saturday, Sunday or any day when a bank in China shall suspend or is authorised to suspend its business operation pursuant to the applicable laws

Certain Assets of Shijiazhuang Branch Company
Certain assets owned by Shijiazhuang Branch Company, including transportation and storage assets in relation to the primary business of oil refining (including oil products, loading/unloading oil, grouping stations, oil pipeline, etc.), certain electric instruments, fire control, environment supervision devices, one water source, congruence, 4-n-Octylphenol, roads and paths in the plant area, warehouse, etc.; office buildings and related office equipment；projects under construction; 45 pieces of related land, including: 1) 8 pieces of land conceded from the plant; 2）25 pieces of land assigned from the plant area；3）12 pieces of land in respect with crude oil pipeline; telecommunication station equipment; security office equipment；employee training centre equipment; and newspaper office equipment.

Date of Completion	31 March 2009 or any other date agreed in writing by the parties to agreements
Date of Handover	31 March 2009
Directors	the directors of Sinopec Corp.
Disposal	the proposed disposal of the Target Assets for Disposal by Sinopec Corp. pursuant to Asset Transfer Agreement
Eight Oil Product Pipeline Project Divisions
Beijing Pipeline Project Division, North China Pipeline Project Division, An He Pipeline Project Division, Hunan Pipeline Project Division, Jin Jia Hu Pipeline Project Division, Lu Wan Pipeline Project Division, Peal Delta Pipeline Project Division and Henan Pipeline Project Division

Henan Pipeline Project Division	Henan Oil Product Pipeline Project Management Division (河南成品油管道項目經理部)
HK$
Hong Kong Dollars, the lawful currency of Hong Kong Special Administrative Region of the People´s Republic of China. As at Valuation Date, RMB1 is equivalent to approximately HK$1.13, however, no representation is made that any amounts in HK$ and RMB can be or could have been converted at the above rates or vice versa

Hong Kong Listing Rules	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Hong Kong Stock Exchange	The Stock Exchange of Hong Kong Limited
Hunan Pipeline Project Division	Hunan Oil Product Pipeline Project Management Division (湖南成品油管道項目經理部)
Jin Jia Hu Pipeline Project Division	Zhejiang Jin Jia Hu Oil Product Pipeline Project Management Division (浙江金嘉湖成品油管道項目經理部)

Jinling Branch Company	Shijiazhuang Branch Company of Sinopec Corp. (中國石油化工股份有限公司金陵分公司)
Jinling Branch Company Fertilizer Equipments	The fertilizer equipments owned by Jinling Branch Company, including integrated fertilizer workshop, purification and chemical combination work area, finished product work area and urea work area.
Lu Wan Pipeline Project Division	Lu Wan Pipeline Management Division (魯皖管道經理部)
North China Pipeline Project Division	North China Pipeline Project Management Division (華北管道項目經理部)
Pearl Delta Pipeline Project Division	Pearl Delta Oil Product Pipeline Project Management Division (珠三角成品油管道項目經理部)
Qingdao Petrochemical	Sinopec Qingdao Petrochemical Co., Ltd. (中國石化集團青島石油化工有限責任公司), a wholly-owned subsidiary of Sinopec Group Company
RMB	The lawful currency of the People´s Republic of China
SASAC	State-owned Assets Supervision and Administration Commission of the State Council
Shanghai Listing Rules	the Listing Rules of Shanghai Stock Exchange
Shanghai Stock Exchange	The Shanghai Stock Exchange
Shijiazhuang Branch Company	Shijiazhuang Branch Company of Asset Management Company (中國石化集團資產經營管理有限公司石家莊分公司)
Shijiazhuang Chemical Fiber	Shijiazhuang Chemical Fiber Co., Ltd. (石家莊化纖有限責任公司), a joint-venture limited liability company between Sinopec Corp. and Assets Management Company
Shengli Petroleum & Chemical Construction
Shengli Oilfield Shengli Petroleum & Chemical Construction Corporation (勝利油田勝利石油化工建設有限責任公司), a controlled subsidiary of Shengli Petroleum Administrative Bureau that is a legal entity under Sinopec Group Company

Submarine Pipeline and Cable Testing and Maintenance Devices
Submarine pipeline and cable testing and maintenance devices held by Shengli Petroleum & Chemical Construction, including body of ship, propeller, diesel oil generators, shallow sea pipe and cable testing and tracking system, TSS system, electrical system and other parts.

Sinopec Group Company	China Petrochemical Corporation (中國石油化工集團公司)

Sinopec Sales & Industrial Company	Sinopec Sales & Industrial Company under the Sinopec Group (中國石化集團銷售實業有限公司), a wholly-owned subsidiary of Asset Management Company
Target Assets for Acquisition
Property rights of Eight Oil Product Pipeline Project Divisions; 100% states-owned equity interest in Qingdao Petrochemical; 41.99% state-owned equity interest in Shijiazhuang Chemical Fiber; Submarine Pipeline and Cable Testing and Maintenance Devices; and Certain Assets of Shijiazhuang Branch Company

Target Assets for Disposal	Jinling Branch Company Fertilizer Equipments
The Company, Sinopec Corp.	China Petroleum & Chemical Corporation （中國石油化工股份有限公司）
Transaction	Acquisition and Disposal
Valuation Date	31 December 2008

For and on behalf of the Board of Directors China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors

Beijing, PRC, 27 March 2009

As at the date of this Announcement, the directors of the Company are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Liu Zhongli+, Shi Wanpeng+ and Li Deshui+.

# Executive Directors

* Non-executive Directors

+ Independent Non-executive Directors